QUANTITATIVE ALPHA TRADING INC. REPORTS 3RD QUARTER 2011 FINANCIAL RESULTS

October 18, 2011 (Toronto) – Quantitative Alpha Trading Inc. (CNSX: QAT)(OTCQB:QATSF) (the “Company” or “QAT”), announced today the release of its financial statements for the period ending September 30, 2011, together with the management’s discussion & analysis in respect of the Company’s financial results and performance using the International Financial Reporting Standards (IFRS) applicable to all publicly accountable enterprises in Canada.

The Company reported a net loss of $1,273,478 ($0.00 per share) for the three months ended September 30, 2011 as compared to a net loss of $492,521 ($0.00 per share) for the three months ended September 30, 2010. The change was mainly due to a decrease in management consulting and administrative expense an increase in interest and other income, foreign exchange income offset by an increase in stock based compensation, software amortization, professional fees and salary and wages.

The Company reported a net loss of $3,908,303 ($0.02 per share) for the nine months ended September 30, 2011 as compared to a net loss of $2,660,481($0.02 per share) for the nine months ended September 30, 2010. The change was mainly due to a decrease in management consulting and administrative expense offset by an increase in stock based compensation, software amortization, professional fees and salary and wages.

 “The Company is an extremely good position both financially and operationally” stated Jim McGovern, Chief Executive Officer of QAT. “With our New York operations now fully up and running under the leadership of Benjamin Chesir, and our Stealth Trading System (“Stealth”) now deployed in both Toronto and New York, the Company is in a position to start generating revenues this month. Various marketing initiatives will be undertaken, including a revamped website, to grow the assets that are traded using Stealth. We are in the final stages of submitting our application to move the Company from the CSNX to the TSX Ventures Exchange for listing our shares on that exchange. This will improve the visibility of the Company to the general public.”

The Company does not generate revenues from operations. The Company relies on equity financing for its working capital requirement to fund its operations, business and software development activities. At September 30, 2011, the Company had $1,531,141 in cash and cash equivalents (2010 – 63,561) and a working capital of $1,643,693 (2010 –$198,886). The Company is not subject to external working capital requirement and does not have significant capital commitments that it is obligated to make.

About QAT
For more than a decade, QAT’s Chief Technology Officer has been researching, developing and maintaining proprietary algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science patterns, the Company’s proprietary systems use a linked series of computer programs to analyze securities market data in real-time and directly execute buy or sell orders over the electronic securities exchanges while monitoring the status of every trade within a given portfolio without human intervention. The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol QATSF.

For further information:
Contact: Jim McGovern, Chief Executive Officer, QAT - 1-416-323-0477, jim@qatinc.com

Forward-Looking Statements Advisory

Certain information included in this press release constitutes forward-looking statements and information and future-oriented financial information under applicable securities legislation and is provided for the purpose of expressing management’s current expectations and plans for the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.

More particularly, this press release contains statements concerning QAT’s anticipated: business development strategy, customer orders, product deliveries, sales, revenue and revenue growth. The forward-looking statements are based on a number of key expectations and assumptions made by QAT, including expectations and assumptions concerning achievement of current timetables for development programs and sales, target market acceptance of QAT’s products, current and new product performance, availability and cost of labor and expertise. Although QAT believes that the expectations and assumptions used to develop the forward-looking statements are reasonable, undue reliance should not be placed on the forward-looking statements because QAT can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve numerous risks and uncertainties that contribute to the possibility that the projections and forecasts in the forward-looking statements will not occur and that actual performance or results could differ materially from those anticipated in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks associated with QAT’s stage of development, history of losses and lack of historical product revenues, uncertainty as to product development and sales milestones being met, product defect and performance risks, competition for capital and market share, uncertainty as to target markets, dependence upon third parties, uncertainty as to patent and proprietary rights, availability and retention of management and key personnel, exchange rate and currency fluctuations, uncertainties relating to potential delays or changes in plans with respect to product development or capital expenditures and the ability of QAT to access sufficient capital on acceptable terms. This is not an exhaustive list and additional information on these risks and other factors that could affect QAT’s operations and financial results are included in reports on file with the Canadian securities regulatory authorities and can be accessed through the SEDAR website at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and QAT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Additionally, QAT undertakes no obligation to comment on the expectations of, or statements made by, third parties about QAT.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Unaudited)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated condensed interim financial statements for the three and nine month period ended September 30, 2011.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Condensed Interim Financial Statements
Statement of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Expenses
Advertising and promotion	$—	$750	$—	$51,673
Amortization - Equipment	4,895	1,923	8,603	6,144
Amortization - Intangible	207,744	207,744	623,232	311,616
Finance costs	1,402	19,417	24,831	20,479
Foreign exchange (gain)	(40,382)	(24,072)	(1,834)	(24,072)
Management, consulting and administrative	36,308	176,814	132,263	349,268
Office	1,258	10,101	15,809	27,154
Professional fees	139,908	30,298	294,160	60,977
Rent	16,189	37,498	48,963	57,498
Salary and wages	129,350	—	304,130	—
Share based compensation	731,848	—	2,390,983	1,744,745
Travel	7,599	12,585	20,359	20,546
Trust and filing fees	31,296	20,449	52,900	35,471
Loss before the following:	(1,267,415)	(493,507)	(3,914,399)	(2,661,499)
Interest and other income (loss)	(6,063)	986	6,096	1,019
Loss in write off of oil and gas property	—	—	—	(1)

Net loss and comprehensive loss	$(1,273,478)	$(492,521)	$(3,908,303)	$(2,660,481)

Loss per share, basic	$(0.00)	$(0.00)	$(0.02)	$(0.02)
Loss per share, fully diluted	$(0.00)	$(0.00)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding, basic	260,580,304	124,416,860	206,544,689	111,962,648
Weighted average number of common shares outstanding, fully diluted	268,206,477	124,416,860	213,705,043	111,962,648

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Condensed Interim Financial Statements
Statement of Financial Position

As at, (Unaudited - expressed in Canadian Dollars)	September 30,2011	December 31,2010	January 1 2010
		(Note 11)	(Note 11)
Assets

Current assets
Cash and cash equivalents	$1,513,141	$174,530	$379,284
Marketable securities	—	—	1,448,800
Other receivables	67,367	28,664	242,744
Prepaid expenses (Note 2)	276,042	216,135	10,000
	1,856,550	419,329	2,080,828

Equipment (Note 5)	57,395	7,884	3,940
Intangible (Note 6)	7,167,159	7,790,391	—
Prepaid Expenses - long term (Note 2)	130,208	286,458	—
Mineral property	—	—	67,185
Oil and gas property	—	—	1
	$9,211,312	$8,504,062	$2,151,954

Liabilities and Shareholders’ Equity

Current liabilities
Trade and other payables	$212,857	$115,046	$75,072
Deposit on private placement	—	250,000	—
Notes payable - current portion (Note 7)	—	358,445	—
	212,857	723,491	75,072

Note payable -long term	—	2,095,476	—
	212,857	2,818,967	75,072
Shareholders’ equity
Share capital and warrants (Note 8)	13,922,243	8,939,599	3,919,865
Contributed surplus	4,645,457	2,406,438	670,374
Accumulated other comprehensive income		—	504,770
Deficit	(9,569,245)	(5,660,942)	(3,018,127)
	8,998,455	5,685,095	2,076,882
	$9,211,312	$8,504,062	$2,151,954

Approved by the Audit Committee on behalf of Board of Directors on October 17, 2011

Director	Director

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Condensed Interim Financial Statements
Statement of Changes in Equity
For the three and nine months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars)

	Share Capital and Warrants	Contributed Surplus	Accumulated other comprehensive Income	Deficit	Total Equity
	$	$	$		$

As at January 1, 2011	8,939,599	2,406,438	—	(5,660,942)	5,685,095
Net loss and comprehensive loss	—	—	—	(3,908,303)	(3,908,303)
Issuance - private placement (Note 8a)	500,000	—	—	—	500,000
Issuance - conversion of notes payable (Note 7)	2,486,930	—	—	—	2,486,930
Issuance - warrant exercise (Note 8a)	2,000,000	—	—	—	2,000,000
Share based compensation (Note 8b)	—	1,091,189	—	—	1,091,189
Share based compensation (Note 8b)	—	463,779	—	—	463,779
Share based compensation (Note 8b)	—	679,765	—	—	679,765
Cancellation of preferred shares (Note 8a)	(4,286)	4,286	—	—	—
As at September 30, 2011	13,922,243	4,645,457	—	(9,569,245)	8,998,455

As at January 1, 2010	3,919,865	670,374	504,770	(3,018,127)	2,076,882
Net loss and comprehensive loss	—	—	—	(2,660,481)	(2,660,481)
Issuance - Arrangement Agreement	—	—	—	—	—
Redemption of Class A preferred shares	(1,515,986)	—	(504,770)	504,770	(1,515,986)
Share based compensation	—	1,736,064	—	—	1,736,064
Issuance-acquisition of software license	150,000	—	—	—	150,000
Issuance - acquisition of RTN Stealth Software	5,000,000	—	—	—	5,000,000
Issuance - finders fees for ENAJ acquisition	31,250	—	—	—	31,250
Issuance - management agreement with Chief Operating officer	625,000	—	—	—	625,000
Issuance - acquisition of ENAJ software	625,000	—	—	—	625,000
As at September 30, 2010	8,835,129	2,406,438	—	(5,173,838)	6,067,729

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Consolidated Condensed Interim Financial Statements
Cash Flow Statement
For the three and nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash provided by (used in)
Operating activities
Loss for the period	$(1,273,478)	$(492,521)	$(3,908,303)	$(2,660,481)
Items not involving cash:
Share based compensation	731,848	52,083	2,390,983	1,796,828
Amortization	212,638	209,667	631,835	317,760
Accrued interest income	—	(101)	—	(134)
Accrued interest on notes payable		17,733	21,631	17,733
Foreign exchange on notes payable	—	(24,072)	11,378	(24,072)
	(328,992)	(237,211)	(852,476)	(552,366)
Net changes in non-cash working capital
Other receivables	(15,017)	(2,685)	(38,703)	(13,510)
Prepaid expenses	(52,126)	—	(59,907)	10,000
Deposit on private placement	—	38,850	—	38,850
Trade and other payables	34,507	81,791	97,811	17,474
	(361,628)	(119,255)	(853,275)	(499,552)
Investing activities
Purchase of equipment	(46,996)	(2,219)	(58,114)	(14,171)
Redemption of Short term investments	—	10,000	—	10,000
Acquisition of Short term investments	—	—	—	(50,000)
	(46,996)	7,781	(58,114)	(54,171)
Financing activities
Common shares issued	—	—	2,500,000	—
Share subscription receivable	—	—	—	238,000
Deposit on private placement	—	—	(250,000)	—
	—	—	2,250,000	238,000

Increase in cash and cash equivalents	(408,624)	(111,474)	1,338,611	(315,723)
Cash and cash equivalents, beginning of period	1,921,765	175,035	174,530	379,284

Cash and cash equivalents, end of period	$1,513,141	$63,561	$1,513,141	$63,561

Supplementary information:
Cash received from interest	$—	$—	$—	$12
Non-cash transactions:
Conversion of notes payable	$—	$—	$2,486,930	$—
Shares distributed as part of corporate restructuring	$—	$—	$—	$1,515,986
Acquisition of Software License	$—	$—	$—	$150,000
Common shares issued for management agreement (Note 2)	$—	$—	$—	$625,000
Common shares issued for the acquisition of software (Note 2)	$—	$—	$—	$5,806,250